                                  EXHIBIT 99.4


                          SHANDA PRICES US$200 MILLION

                        SENIOR CONVERTIBLE NOTES OFFERING


         SHANGHAI, CHINA - OCTOBER 14, 2004 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA) today announced the pricing of US$200 million in aggregate principal amount of zero coupon senior convertible notes due 2014. The company has granted the initial purchaser an option to purchase up to an additional US$75 million in aggregate principal amount of the notes.

         The notes will mature on October 14, 2014, and will not accrue interest unless specified defaults under a registration rights agreement to be entered into between the company and the initial purchaser occur. The notes will be redeemable by the company on or after October 15, 2007.

         Each US$1,000 in principal amount of notes may be converted at any time prior to maturity (unless earlier redeemed, repurchased or exchanged) at the option of the holder into the consideration described below at the initial conversion rate of 50.3816 shares per US$1,000 principal amount of notes, which is equal to an initial conversion price of US$19.85 per share (or US$39.70 per each of our American Depositary Shares, or ADSs). In respect of each US$1,000 in principal amount of notes, the conversion consideration will consist of (a) cash in an amount equal to the lesser of (i) the principal amount of each note or
(ii) the conversion value of such note; and (b) a number of our ordinary shares to be determined based on the excess, if any, of the conversion value of such note over US$1,000 over a five-day reference period.

         The company intends to use the net proceeds of this offering for general corporate purposes, including working capital and potential future acquisitions and investments, including several acquisitions and investments that we are exploring or may consider in the future in order to advance our business strategies.

         In addition, the company has agreed to repurchase a number of its ordinary shares from SB Asia Infrastructure Fund L.P, or SAIF, at an aggregate purchase price of US$50 million. If the initial purchaser exercises its option to purchase additional notes in an amount in excess of US$50 million, the company will use such excess proceeds to purchase additional ordinary shares from SAIF. The aggregate purchase price that the company will pay for all ordinary shares to be repurchased from SAIF will reflect a discount of between 5% and 6% from the company's ADS closing price on October 14, 2004, depending on the total size of the repurchase. The company's obligation to repurchase ordinary shares from SB Asia Infrastructure Fund L.P. is subject to certain conditions, including the completion of this offering.

         The notes were placed in a private placement transaction pursuant to Rule 144A under the Securities Act of 1933, have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

         This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.


CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media): dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667